

April 4, 2013

Via E-mail
Robert J. Irving, Jr., Esq.
Senior Vice President, General Counsel
  and Chief Administrative Officer
Leap Wireless International, Inc.
5887 Copley Drive
San Diego, California 92111

      Re: **Leap Wireless International, Inc.**
               Schedule TO-I
               Filed March 26, 2013
               File No. 005-54639

Dear Mr. Irving:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

General

1.   We note that the offer is subject to a financing condition. Generally, when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Company will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule

13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

2. Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a)(1) of Regulation M-A. Item 10 also provides the information required by Item 1010(a)(3) and (a)(4), but such information does not appear to have been provided in the Offer to Purchase disseminated to security holders. Refer to Exchange Act Rule 13e-4(e)(1). Please provide in the Offer to Purchase the information required by Item 1010(c)(1) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

3. Please advise why this tender offer is not subject to Exchange Act Rule 13e-3.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Perry Hindin

                                        Perry Hindin
                                        Special Counsel
                                        Office of Mergers and Acquisitions